VF 3-21-02

3/18/02

02018881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 13 2002

SEC FILE NUMBER
8- 49778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THORNHILL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Corporate Blvd. Suite 305 West
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence S. Isaacson — 561-241-9921
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A.
(Name — *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314	Boca Raton	Florida	33434
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence S. Isaacson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornhill Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President and CEO

Title

Notary Public

LINDA B. COVIELLO
MY COMMISSION # CC 940920
EXPIRES: Aug 24, 2004
FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNHILL GROUP, INC.

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Thornhill Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 29, 2002

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

1875 Century Park East
Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Email: weinacctg@aol.com • Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

THORNHILL GROUP, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS

		2001		2000
CURRENT ASSETS				
Cash	$	43,558	$	35,689
Accounts receivable		3,500		10,000
Total Current Assets		47,058		45,689
COMPUTER EQUIPMENT, NET		1,200		1,600
OTHER ASSETS		3,300		3,300
TOTAL ASSETS	$	51,558	$	50,589

LIABILITIES AND STOCKHOLDER'S EQUITY

		2001		2000
CURRENT LIABILITIES				
Accounts payable	$	7,152	$	2,974
Payroll liabilities		1,462		788
Income taxes payable		-		5,083
Total Current Liabilities		8,614		8,845
STOCKHOLDER'S EQUITY				
Common stock, $0.01 par value, 10,000 shares authorized, issued and outstanding		100		100
Additional paid-in capital		23,100		23,100
Retained earnings		19,744		18,544
Total Stockholder's Equity		42,944		41,744
TOTAL LIABILITIES STOCKHOLDER'S EQUITY	$	51,558	$	50,589

See accompanying notes to financial statements.

THORNHILL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES	$ 809,061	$ 1,412,410
EXPENSES – GENERAL AND ADMINISTRATIVE	808,604	1,384,069
INCOME BEFORE PROVISION FOR INCOME TAXES	457	28,341
PROVISION (BENEFIT) FOR INCOME TAXES	(743)	5,083
NET INCOME	$ 1,200	$ 23,258

See accompanying notes to financial statements

THORNHILL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, December 31, 1999	10,000	$ 100	$ 23,100	$ (4,714)	$ 18,486
Net income for the year ended December 31, 2000	-	-	-	23,258	23,258
Balance, December 31, 2000	10,000	100	23,100	18,544	41,744
Net income for the year ended December 31, 2001	-	-	-	1,200	1,200
BALANCE, DECEMBER 31, 2001	10,000	$ 100	$ 23,100	$ 19,744	$ 42,944

See accompanying notes to financial statements

THORNHILL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,200	$	23,258
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		400		400
Decrease (Increase) in accounts receivable		6,500		(7,500)
Increase in accounts payable and other current liabilities		4,852		1,288
(Decrease) Increase in income taxes payable		(5,083)		5,083
Net Cash Provided By Operating Activities		7,869		22,529
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in other assets		-		(3,300)
Net Cash Used In Investing Activities		-		(3,300)
CASH FLOWS FROM FINANCING ACTIVITIES		-		-
NET INCREASE IN CASH		7,869		19,229
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		35,689		16,460
CASH AND CASH EQUIVALENTS - END OF YEAR	$	43,558	$	35,689

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Cash paid for income taxes	$	4,340	$	-

See accompanying notes to financial statements

THORNHILL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Thornhill Group, Inc. (the "Company") was incorporated in Florida in 1995 and was substantially inactive until 1997. In 1997, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements on the client's behalf and referring companies seeking capital or other funding to member firms. The firm will receive a fee for these referral or direct placement services" (See Note 1(F)).

The Company is also required to maintain a minimum net capital requirement of $5,000 and will not hold customer funds or safe-keep customer securities.

On March 10, 1999, Company changed its name to Thornhill Group, Inc. from Strategica Financial Corporation.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments purchased with original maturities of three months or less at time of purchase to be cash equivalents.

(D) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which is five years.

(E) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" (Statement No. 109). Under Statement No. 109, deferred tax assets and liabilities

are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(F) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A).

(G) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including accounts receivable, accounts payable and accrued liabilities approximates fair value due to the relatively short period to maturity for these instruments.

(H) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash and cash equivalents.

(I) New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new Statements of Financial Accounting Standards. Statement No. 141, "Business Combinations" supersedes APB Opinion 16 and various related pronouncements. Pursuant to the new guidance in Statement No. 141, all business combinations must be accounted for under the purchase method of accounting; the pooling-of -interests method is no longer permitted. SFAS 141 also establishes new rules concerning the recognition of goodwill and other intangible assets arising in a purchase business combination and requires disclosure of more information concerning a business combination in the period in which it is completed. This statement is generally effective for business combinations initiated on or after July 1, 2001.

Statement No. 142, "Goodwill and Other Intangible Assets" supercedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets not acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2001, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

Statement No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

The future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2001 and 2000 was \$3,500 and \$10,000, respectively. These amounts represent unpaid fee income. In January 2002 and 2001, accounts receivable of \$3,500 and \$10,000 were collected, respectively.

NOTE 3 EQUIPMENT

Property and equipment consists of the following as of December 31, 2001 and 2000:

		2001		2000
Computer equipment	$	2,000	$	2,000
Less: Accumulated depreciation		800		400
	$	1,200	$	1,600

Depreciation expense for the years ended December 31, 2001 and 2000 was $400 and $400, respectively.

NOTE 4 INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 is summarized as follows:

		2001		2000
Current:				
Federal	$	(42)	$	3,465
State		(701)		1,618
Deferred:				
Federal		-		700
State		-		-
Change in valuation allowance		-		(700)
Income tax expense (benefit)	$	(743)	$	5,083

The Company's tax expense (benefit) differs from the "expected" tax expense for the year ended December 31, 2001 due to an over-accrual of the prior year's income taxes.

As of December 31, 2001 and 2000 there were no temporary differences that gave rise to significant deferred tax assets or liabilities.

NOTE 5 SALES CONCENTRATIONS

As of December 31, 2001, approximately 73% of fee income was derived from four customers.

NOTE 6 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement

On March 13, 2000, the Company entered into a consulting agreement with an independent contractor to provide business consulting and advice. For the year ended December 31, 2000, the Company had charged $57,600 to operations under this

agreement. As of December 31, 2001, this agreement remains in force, but there was no consulting expense charged to operations under the agreement for the year ended December 31, 2001.

(B) Consulting Agreement – Related Party

On March 15, 1999, the Company entered into a three year consulting agreement with a consulting organization whereby the Company will be provided with advice with regard to management consulting, business consulting and strategic planning service. The consulting organization is 100% owned by the 100% stockholder of the Company. This agreement may be extended by mutual written agreement of the parties for a one-year term. As consideration for the services provided, the Company shall pay a fee at least every two weeks of $2,500 per man-day, plus a $750 administrative charge per billing cycle, until August 31, 1999. Effective September 1, 1999 the charge per man-day increased to $3,750. The Company has expensed $708,417 and $674,905 in consulting fees under this agreement for the years ended December 31, 2001 and 2000, respectively.

(C) Lease

On March 10, 1999 the Company, as subtenant, entered into a sublease agreement with the existing tenant. The term of the sublease was for two years. The monthly rent on the sublease was $2,500. Upon the expiration of this lease, the Company reached an agreement with the lessor whereby it continued to occupy the same premises on a month to month basis at a monthly rental of $2,553. Rent expense for the years ended December 31, 2001 and 2000 was $27,659 and $30,159, respectively.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Thornhill Group, Inc.

We have audited the accompanying balance sheets of Thornhill Group, Inc. for the years ended December 31, 2001 and 2000 and have issued a report thereon dated January 29, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 29, 2002

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

1875 Century Park East
Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Email: weinacctg@aol.com • Website: www.cpaweinberg.com
American Institute of CPA's Division for CPA Firms SEC Practice Section

THORNHILL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

NET CAPITAL		2001		2000
Total Stockholder's Equity	$	42,944	$	41,744
Less: Unacceptable Assets				
Accounts receivable		(3,500)		(10,000)
Other assets		(3,300)		(3,300)
NET CAPITAL	$	36,144	$	28,444

Note: There are no material differences between the computation of net capital as provided in the financial statements as compared to the December 31, 2001 and 2000 focus reports, respectively.

See independent auditors' report on supplementary information.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thornhill Group, Inc.

In planning and performing our audit of the financial statements of Thornhill Group, Inc. (the "Company"), for the years ended December 31, 2001and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that hey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

1875 Century Park East
Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Email: weinacctg@aol.com • Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinberg + Company, P.A.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 29, 2002